Exhibit 99

NOTIFICATION FORM FOR TRANSACTIONS IN SECURITIES BY MEMBERS OF THE BOARD OF DIRECTORS AS WELL AS MEMBERS OF THE SUPERVISORY BOARD (SECTION 2A WMZ 1996)

PART I

1. Name of the issuing institution:      Unilever N.V.

2. Name of the person obliged to notify: P.J. Cescau

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

----------------   -------------   ----------   ----------------   -------------
----------------   -------------   ----------   ----------------   -------------
Type               Name of the     Number of    Total capital      Total
of secuity         issuing         securities                      voting
                   institution                                     rights
----------------   -------------   ----------   ----------------   -------------
----------------   -------------   ----------   ----------------   -------------
Depository receipt Unilever N.V.   825          NLG 924            0
for Ordinary share
----------------   -------------   ----------   ----------------   -------------
Ordinary share,    Unilever N.V.   8,610        NLG 9,643.20       96,432
nominal value
NLG 1.12
----------------   -------------   ----------   ----------------   -------------
Employee option    Unilever N.V.   133,912      0                  0
on ordinary share
of nominal value
NLG 1.12
----------------   -------------   ----------   ----------------   -------------
----------------   -------------   ----------   ----------------   -------------


Sort of security involved in the transaction

4.  Type of security:                        Option and Ordinary (NY) Share
(Share/Convertible bond/Option/Warrant/Other)

5. To be filled out if applicable

Nominal value of the (underlying) share:     NLG 1.12 ((euro)0.51)

Option series:                               Unilever North America 2002
                                             Omnibus Equity Compensation Plan

Exercise price/conversion rate:

Expiration date:

Transaction in the security indicated in questions 4 and 5

6.  Transaction date:                        18 February 2004

7a. Number of securities acquired
in the transaction(1):                       30,000 Ordinary (NY) Shares
                                             for US$ 33.89
                                             15,000 Ordinary (NY) Shares
                                             for US$ 48.73

b.  Number of securities
sold in the transaction:                     32,095 Ordinary (NY) Shares

8.  Purchase price and/or selling price:     Selling price US$ 73.93

9.  Transaction according to an investment
management agreement:                        O YES    X NO

10.  Statement of the total number of securities AFTER THE TRANSACTION:

----------------   -------------   ----------   ----------------   -------------
----------------   -------------   ----------   ----------------   -------------
Type               Name of the     Number of    Total capital      Total
of secuity         issuing         securities                      voting
                   institution                                     rights
----------------   -------------   ----------   ----------------   -------------
----------------   -------------   ----------   ----------------   -------------
Depository receipt Unilever N.V.   825          NLG 924            0
for Ordinary share
----------------   -------------   ----------   ----------------   -------------
Ordinary share,    Unilever N.V.   21,515       NLG 24,096.80      240,968
nominal value
NLG 1.12
----------------   -------------   ----------   ----------------   -------------
Employee option    Unilever N.V.   88,912       0                  0
on ordinary share
of nominal value
NLG 1.12
----------------   -------------   ----------   ----------------   -------------
----------------   -------------   ----------   ----------------   -------------

--------------------------------------------------------------------------------
Notification under the 'regular' Wmz 1996
--------------------------------------------------------------------------------

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)     %              Voting Rights (total)     %
- Direct actual              %              - Direct actual           %
- Direct potential           %              - Direct potential        %
- Indirect actual            %              - Indirect actual         %
- Indirect potential         %              - Indirect potential      %

Denominator Capital Interest (euro) .....................
Denominator Voting Rights .......................(number)

1. Is this the first notification under section 2
of the Wmz 1996:                                           yes               no

2. Is this the first notification the issuing
institution concerned:                                     yes               no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights
  are at the disposal of a subsidiary                      O
- the Capital interest and/or Voting rights
  are held by a third party for the account of
  the Person subject to notification duty                  O
- the Voting rights are pursuant to a voting
  rights agreement                                         O

--------------------------------------------------------------------------------
Part II notification form section 2a Wmz 1996
--------------------------------------------------------------------------------

(INTENDED SOLELY TO ENABLE THE NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS TO VERIFY THIS NOTIFICATION; THIS INFORMATION WILL NOT BE ENTERED IN THE REGISTER)

Address of the person obliged to notify:                   XXXXXXXXXXXXXXXXXXX

Postal code & residence of the person obliged to notify:   XXXXXXXXXXXXXXXXXXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors:                   X   YES               NO
2. Member of the Board of Directors of an
   affiliated company:                                     YES          X    NO
3. Member of the Supervisory Board:                        YES          X    NO
4. Member of the Supervisory Board of an
   affiliated company:                                     YES          X    NO

Is the notification made through the Compliance
Officer of the issuing institution:                    X   YES               NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                           Date: 20 February 2004
Mr. W.G.M. Mulders
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174738
Telefax:: +31-10-2174419
E-mail: wouter.mulders@unilever.com


Signature:
          --------------------------
          W.G.M. Mulders
          On behalf of
          J.A.A. van der Bijl
          Compliance Officer

--------
(1) You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!